Fax

RECEIVED

2005 OCT -4 P 3:4

OFFICE OF ... CORPORATE ...

LIBERTY INTERNATIONAL

Direct Line: 020 7887 7108
Direct Fax: 020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Kerin Williams	**Date:**	04 October 2005
Pages:	8		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find attached announcements made on the London Stock Exchange today and yesterday.

05011642

Yours faithfully

SUPPL

Kerin Williams
Deputy Company Secretary

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

dlw 10/5

LIBERTY INTERNATIONAL PLC 40 BROADWAY LONDON SW1 0BU
TELEPHONE: 020 7960 1200 FACSIMILE: 020 7960 1333 www.liberty-international.co.uk

LIBERTY INTERNATIONAL

October 04, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: "Appointment of additional Capital Shopping Centres Executive Directors", "New Managing Director takes up appointment" and "Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* LIBERTY INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(l)(a);or (ii) *DR* 3.1.4(R)(l)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION IN ACCORDANCE WITH (ii)
3.	Name *of person discharging managerial responsibilities I director* SIR ROBERT FINCH	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* DIRECTOR NAMED IN 3
5.	Indicate whether the notification is in respect of a holding of *the person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] BENEFICIAL INTEREST OF SIR ROBERT FINCH	6.	Description *of shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 50P
7.	Name of registered shareholders(s) and, if more than one, the number *of shares* held by each of them SIR ROBERT FINCH	8.	State the nature of the transaction PURCHASE OF SHARES
9.	Number *of shares,* debentures or financial instruments relating to *shares* acquired 1,000	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage) 0.0003%
11.	Number *of shares,* debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction 991p	14.	Date and place of transaction 30 SEPT 2005
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 6,712 (0.002%)	16.	Date issuer informed of transaction 04 OCT 2005
17.	Any additional information This purchase forms part of Sir Robert's contractual arrangements whereby he is entitled to receive, each quarter, such additional remuneration that will purchase 1,000 Liberty International ordinary shares.	184.	Name of contact and telephone number for queries KERIN WILLIAMS 020 7887 7108

File No. 82-34722

Name and signature of duly authorised officer of *issuer* responsible for making notification KERIN WILLIAMS DEPUTY COMPANY SECRETARY
Date of notification 04 OCTOBER 2005

File No. 82-34722

LIBERTY INTERNATIONAL PLC

3 October 2005

NEW MANAGING DIRECTOR TAKES UP APPOINTMENT

Kay Chaldecott, MRICS, has taken up the appointment as Managing Director of Capital Shopping Centres ("CSC"), the UK's leading company specialising in the ownership, management and development of regional shopping centres.

Kay, who is also an executive director of CSC's parent company, Liberty International PLC, has been with the group since 1984 and has worked on management and development projects for most of CSC's shopping centres. Most recently, as Asset Management Director, she was responsible for the overall asset management of the whole portfolio as well as leasing and retail mix issues for the development projects.

Kay takes up the appointment following the retirement of John Abel from an executive role after 33 years with the group. John will continue as a non-executive director of Liberty International PLC.

David Fischel, Chief Executive of Liberty International PLC, commented:

"Kay has huge experience as an integral member of the CSC management team which has grown the group's regional shopping centre interests nearly ten-fold from £576 million at the end of 1993 to some £5.5 billion today and, with her tremendous knowledge of the industry, is admirably qualified for the role of CSC Managing Director."

Commenting on her new role, Kay said:

"I am delighted to have been asked to take on the role of Managing Director of CSC and I look forward to working with the Board and management team to keep CSC at the forefront of the industry and to continue its strong track record of growth."

Enquiries:

Margaret Harwood, Communications Manager, CSC +44 (0) 20 7887 7029

Further Information

Capital Shopping Centres ("CSC"), a wholly owned subsidiary of Liberty International PLC, is the leading company in the UK specialising in the ownership, management and development of regional shopping centres. CSC owns 12 completed regional shopping centres in the UK of which 9 are in the UK's top twenty-five. These centres include 4 of the UK's regional out-of-town centres: Lakeside Thurrock; MetroCentre Gateshead; Braehead, Renfrew, Glasgow; and The Mall at Cribbs Causeway, Bristol (66% owned jointly with Prudential) and 8 major in-

town centres including Manchester Arndale (95% owned jointly with Prudential) and Chapelfield, Norwich, which opened in September 2005. The company is engaged on a substantial development programme involving both new city centre schemes in Cardiff and Oxford, and extensions to existing shopping centres. Overall, CSC owns over 10 million sq.ft. of retail space attracting over 210 million customer visits a year.

File No. 82-34722

LIBERTY INTERNATIONAL PLC

28 September 2005

APPOINTMENT OF ADDITIONAL CAPITAL SHOPPING CENTRES EXECUTIVE DIRECTORS

Attached is an announcement issued today by Capital Shopping Centres, wholly owned subsidiary of Liberty International PLC.

Susan Folger
Company Secretary

APPOINTMENT OF ADDITIONAL EXECUTIVE DIRECTORS

Capital Shopping Centres PLC ("CSC") has appointed two additional executive directors, Martin Ellis and Caroline Kirby, with effect from 1st October 2005

Martin Ellis MCIOB (40) will take up the position of Construction Director for CSC. He worked for the group from 1990 to 1993 and, after seven years working for Gardiner & Theobald Management Services, returned to CSC in April 2000. Since then, he has worked on major projects including The Chimes, Uxbridge (opened March 2001); the refurbishment of Lakeside, Thurrock (completed July 2004); the New Red Mall at MetroCentre (opened October 2004); and has recently been closely involved in monitoring the Chapelfield, Norwich development project which opened on 21 September 2005.

Caroline Kirby MRICS (37) has been appointed Asset Management Director for CSC. Caroline has worked for the group since August 1992 gaining extensive experience as the manager responsible for a wide range of CSC's regional shopping centres, including involvement in some major recent investment transactions such as Chapelfield, Norwich; Victoria Centre, Nottingham; Manchester Arndale and Cribbs Causeway, Bristol. Caroline takes over the role from Kay Chaldecott, who will succeed John Abel as CSC Managing Director on 1st October.

Kay Chaldecott, Managing Director designate of Capital Shopping Centres and main Board director of Liberty International PLC, commented:

"I am delighted that Martin and Caroline have been appointed as executive directors of Capital Shopping Centres. They have a wealth of experience and I look forward to working with them and other members of the CSC board to continue the company's strong track record of growth."

Other executive members of the CSC Board are Richard Cable, Development Director (and a main Board director of Liberty International), and Peter Barton, Operations Director.

- ENDS -

Enquiries:

Kay Chaldecott, Managing Director designate of Capital Shopping Centres, Director of Liberty International	+44 (0) 20 7887 7103
Margaret Harwood, Communications Manager	+44 (0) 20 7887 7029

Additional Information

Capital Shopping Centres ("CSC"), a wholly owned subsidiary of Liberty International PLC, is the leading company in the UK specialising in the ownership, management and development of regional shopping centres. CSC owns 12 completed regional shopping centres in the UK of which 9 are in the UK's top twenty-five. These centres include 4 of the UK's regional out-of-town centres: Lakeside Thurrock; MetroCentre Gateshead; Braehead, Renfrew, Glasgow; and The Mall at Cribbs Causeway, Bristol (66% owned jointly with Prudential); and 8 major in-town centres including Manchester Arndale (95% owned jointly with Prudential) and Chapelfield, Norwich, which opened in September 2005. The company is engaged on a substantial development programme involving both new city centre schemes in Cardiff and Oxford, and extensions to existing shopping centres. Overall, CSC owns over 10 million sq.ft. of retail space attracting over 210 million customer visits a year.